UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
 (Mark One)
☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014
OR
☐    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission file number: 333-198483

 A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Independent Bank 401(k) Profit Sharing Plan
 B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, Texas 75069-3257

Independent Bank 401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013 and for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Audit Committee
Independent Bank 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Independent Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP

Dallas, Texas
June 29, 2015

Report of Independent Registered Public Accounting Firm

To the Participants and Audit Committee
Independent Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Independent Bank 401(k) Profit Sharing Plan, formerly known as IB Bancshares Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

Dallas, Texas
June 29, 2015

Independent Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value:
Money market account	$23,873	$—
Common stock	387,164	—
Mutual funds	14,480,961	9,412,803
Collective investment trust	1,921,823	1,618,301
Total assets	16,813,821	11,031,104

Liabilities	—	—

Net assets available for benefits, at fair value	16,813,821	11,031,104

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(33,759)	—

Net assets available for benefits	$16,780,062	$11,031,104

See Notes to Financial Statements.

Independent Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(335,295)
Dividend income	823,774
Total investment income	488,479

Contributions:
Employer	892,151
Participants	1,641,831
Rollover	3,731,987
Total contributions	6,265,969
Total additions	6,754,448

Deductions from net assets attributed to:
Benefits paid to participants	1,005,490
Total deductions	1,005,490

Net increase in net assets available for benefits	5,748,958

Net assets available for benefits:
Beginning of year	11,031,104

End of year	$16,780,062

See Notes to Financial Statements.

Independent Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Independent Bank 401(k) Profit Sharing Plan (formerly IB Bancshares, Inc. 401(k) Profit Sharing Plan) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan whereby eligible employees of Independent Bank (the Employer) are permitted to make contributions that are tax deferred under section 401(k) of the Internal Revenue Code (the Code). The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective November 30, 2013, the Plan Sponsor acquired Collin Bank and the Plan was amended effective December 1, 2013 to provide the employees of Collin Bank inclusion into the Plan. The amendment also provided credit for prior service with Collin Bank.

Effective January 1, 2014, the Plan Sponsor acquired Live Oak Bank and the Plan was amended effective January 1, 2014 to provide the employees of Live Oak Bank inclusion into the Plan. The amendment also provided credit for prior service with Live Oak Bank.

Effective April 15, 2014, the Plan Sponsor acquired Bank of Houston and the Plan was amended effective May 1, 2014 to provide the employees of Bank of Houston inclusion into the Plan. The amendment also provided credit for prior service with Bank of Houston.

Effective September 2, 2014, the Plan revised their mutual fund offering to participants. Certain of the Plan funds were replaced to offer participants additional diversity and lower overall fees. The Plan also began to offer the stock of its Sponsor, Independent Bank Group, Inc. (NASDAQ symbol: IBTX), effective September 2, 2014. This investment option is available to be utilized for contributions and will accept participant balance transfers.

Effective October 1, 2014, the Plan name changed from IB Bancshares, Inc. 401(k) Profit Sharing Plan to Independent Bank 401(k) Profit Sharing Plan.

Effective October 1, 2014, the Plan Sponsor acquired Houston Community Bank and the Plan was amended effective October 1, 2014 to provide the employees of Houston Community Bank inclusion into the Plan. The amendment also provided credit for prior service with Houston Community Bank.

Eligibility: Employees become eligible for participation upon attaining the age of eighteen and completing three months of service, as defined by the Plan. Eligible employees may enter the Plan on the first day of the quarter following fulfillment of the eligibility requirements.

Vesting: Participant contributions, employer matching contributions, employer discretionary contributions, plus actual earnings thereon are fully vested and nonforfeitable.

Contributions: Each year, participants may elect to make salary deferral contributions of pretax compensation subject to certain maximum limitations imposed by the Internal Revenue Code. Employees who are eligible to make elective deferrals under the Plan and who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Plan was amended, effective January 1, 2013, to permit automatic enrollment at an elective deferral rate of 3% of eligible compensation. Unless otherwise elected, for each subsequent Plan year the elective deferral rate will increase by 1% up to a maximum of 15% of eligible compensation.

The Employer makes matching contributions up to 6% of the participant’s eligible compensation, based on years of service to the Employer, in accordance with the following schedule:

Years of Service	Matching %
0-5	50%
6-10	75%
>10	100%

The Employer may also make additional discretionary contributions to the Plan. No such discretionary contributions were made during the year ended December 31, 2014.

Participant accounts: Each participant’s account is credited with the participant’s contribution and the Employer’s matching contributions and with allocations of (a) discretionary contributions, and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Investment options: Participants must direct contributions to selected investments as made available and determined by the Plan sponsor. Participants may change their investment options any time throughout the year via internet or direct phone access to the Retirement Services Division of Massachusetts Mutual Life Insurance Company, the recordkeeper of the Plan.

Payment of benefits: On termination of service due to retirement, death, disability or separation from service, participants may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount or periodic installments. The Plan also allows participants to make hardship withdrawals, subject to certain limitations, as defined. If a participant’s vested balance is $1,000 or less, the participant will receive a single lump distribution of their entire vested account balance. In the event of a distribution that is greater than $1,000 but less than $5,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan in a direct rollover or to receive the distribution, then the Plan Administrator will pay the distribution in a direct rollover to an IRA designated by the Plan Administrator. In-service distributions may be made in accordance with the Plan agreement once a participant has attained the age of 59 ½.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust. The statements of net assets available for benefits present the fair value of the investment in the collective investment trust as well as the adjustment of the fully benefit-responsive investment in the collective investment trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Invesco Stable Value Trust is a fully benefit-responsive investment contract. The average yield on the contract was 1.37% for the year ended December 31, 2014. The average crediting rate for the year ended December 31, 2014 was 1.63%.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year. During the year ended December 31, 2014, the Plan's investments in mutual funds and common stock depreciated by $266,795 and $68,500, respectively. Capital gain distributions from mutual funds that are reinvested are included with dividends on the statement of changes in net assets available for benefits.

Payment of benefits: Benefit payments are recorded when paid.

Risk and uncertainties: The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Income taxes: Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Recent accounting pronouncement: In May 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update will be effective for the Plan for fiscal years beginning after December 15, 2015. The adoption of this guidance is not expected to have a material impact on the Plan's financial statements.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date of filing these financial statements with the SEC.

Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Mutual funds are valued based on the quoted market prices in the active market in which they are traded, and are classified within Level 1 of the valuation hierarchy.

Money market fund: The money market fund is valued at the closing price reported on the active market on which the individual fund is traded and is classified as Level 1 of the valuation hierarchy.

Collective investment trust: The fair value of the Plan’s interest in the collective investment trust is reported at net asset value based on the fair value of the collective investment trust’s underlying investments as reported in the audited financial statements of the trust. The collective investment trust is classified within Level 2 of the valuation hierarchy.

Common stock: Common stock fund consists of the Plan's investment in Independent Bank Group, Inc. common stock, which is recorded at fair value, which is the closing price per the Nasdaq Global Select Market, and is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013. The following table presents separately those investments that represent 5% or more of the Plan’s net assets:

	Fair Value Measurements at Reporting Date
	Level 1	Level 2	Level 3	Total
December 31, 2014
Mutual funds:
Value funds:
Blackrock Basic Value Fund *	$2,491,505	$—	$—	$2,491,505
Other	813,230	—	—	813,230
Blended funds:
Dreyfus Basic S&P 500 Stock Index *	979,096	—	—	979,096
Growth funds:
Delaware US Growth Fund *	2,526,757	—	—	2,526,757
Other funds	308,933	—	—	308,933
International funds:
American Funds New World Fund *	908,615	—	—	908,615
Other	437,623	—	—	437,623
Target Date:
JPMorgan SmartRetirement Funds (various)	549,976	—	—	549,976
Fixed income:
Putnam Income Fund *	1,199,321	—	—	1,199,321
Other funds	24,388	—	—	24,388
Balanced funds:
MFS Moderate Allocation Fund*	2,301,852	—	—	2,301,852
Other funds	1,939,665	—	—	1,939,665
Money market fund:	23,873	—	—	23,873
Collective investment trust:				—
Invesco Stable Value Trust *	—	1,921,823	—	1,921,823
Common Stock-Independent Bank Group, Inc.	387,164	—	—	387,164

Total assets at fair value	$14,891,998	$1,921,823	$—	$16,813,821

December 31, 2013
Mutual funds:
Value funds:
MFS Value Fund*	$1,119,646	$—	$—	$1,119,646
Blended funds:
Lord Abbett Small-Cap Value*	817,104	—	—	817,104
Oppenheimer Main Street Select*	638,538	—	—	638,538
Other funds	425,728	—	—	425,728
Growth funds:
American Century Growth Fund*	815,559	—	—	815,559
Thornburg Core Growth Fund*	735,401	—	—	735,401
Other funds	538,069	—	—	538,069
International funds:
MFS Global Equity Fund*	609,590	—	—	609,590
Other funds	349,392	—	—	349,392
Bond funds:
MFS Research Bond Fund*	797,188	—	—	797,188
Balanced funds:
MFS Moderate Allocation Fund*	1,795,325	—	—	1,795,325
Other funds	771,263	—	—	771,263
Collective investment trust:
SEI Trust Company Fixed Fund*	—	1,618,301	—	1,618,301

Total assets at fair value	$9,412,803	$1,618,301	$—	$11,031,104
* Represents 5% of more of the Plan's net assets

Changes in fair value: To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2014 and 2013, there were no transfers between levels.

Collective investment trusts: The Invesco Stable Value Trust (the “Trust”) is a collective trust fund whose primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The fair value of the Plan's investment in the Trust at December 31, 2014 is $1,921,823 using net asset value as reported in the audited financial statements of the Trust. As of December 31, 2014, there were no unfunded commitments and redemptions may occur daily with no notice period.

The Trust may invest in bank, insurance company and other financial institution investment contracts (“GICs”). The Trust’s investment contracts are carried at contract value which is equal to principal balance plus accrued interest plus deposits and less withdrawals. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a trust offered only to qualified employer-sponsored defined-contribution plans. Investment contracts that do not meet the criteria for valuation at contract value will be valued at fair value as determined by the Trustee, and such value may be more or less than contract value.

The SEI Trust Company Fixed Fund (the “Fund”), was formed to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts, and governmental plans in guaranteed investments contracts and in cash or other readily marketable assets in accordance with investing criteria established by the Declaration of Trust. The Trust allowed only qualified employer sponsor defined contribution plans (and state, local or other governmental plans as described in Section 414(d) of the Internal Revenue Code of 1986) to invest in the Trust. Contract value represents the contributions made under the contract, plus earnings, less participant withdrawals. In 2014, the SEI Trust Fixed Fund was terminated and all of the Trust assets were distributed.

Note 4. Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employer. However, such officers and employees receive no compensation from the Plan. Administrative expenses of the Plan were paid by the Employer in 2014 and 2013.

Note 5. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Employer, and certain others. As such, transactions conducted by or with Reliance Trust Company, the Plan’s trustee, Massachusetts Mutual Life Insurance Company and Nova 401(k) Associates, the Plan’s third party administrators, and the Employer qualify as party-in-interest transactions.

Note 6. Income Tax Status

The Plan operates under a volume submitter plan document sponsored by Nova 401(k) Associates. The volume submitter plan received an opinion letter dated March 31, 2014 from the Internal Revenue Service as to the volume submitter plan’s qualified status. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 7. Plan Termination

While there is no intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.

Note 8. Related Party Transactions

The Plan held 9,912 shares of Independent Bank Group, Inc.'s common stock as of December 31, 2014 with a fair value of $387,164.

During the year ended December 31, 2014, the Plan had purchases of $455,664 and incurred a net unrealized loss of $68,500 on the investment. Dividend income earned during the year was insignificant.

Independent Bank 401(k) Profit Sharing Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2014
EIN: 13-4219346
PN: 001

Description of Investment	Number of Shares	Current Value
**Collective investment trust, Invesco Stable Value Trust	1,888,064	$1,888,064

Money Market Fund, Goldman Sachs FS Prime Obligation	23,873	23,873

Mutual funds:
Dreyfus Basic S&P 500 Index Fund	23,207	979,096
Franklin Dynatech Fund	367	16,939
MFS Conservative Allocation	42,173	615,727
MFS Moderate Allocation Fund	139,253	2,301,852
MFS Growth Allocation Fund	36,236	658,413
MFS Aggressive Growth Allocation	33,921	665,525
American Funds New World Fund	17,199	908,615
Delaware US Growth Fund	98,317	2,526,757
Franklin Small Cap Value	15,063	813,230
JPMorgan SmartRetirement 2015	1	25
JPMorgan SmartRetirement 2020	6,128	112,211
JPMorgan SmartRetirement 2025	5,558	98,596
JPMorgan SmartRetirement 2030	14,318	273,052
JPMorgan SmartRetirement 2035	34	628
JPMorgan SmartRetirement 2040	1,779	34,804
JPMorgan SmartRetirement 2045	662	12,255
JPMorgan SmartRetirement 2050	817	15,105
JPMorgan SmartRetirement Inc	188	3,300
Blackrock Basic Value Fund	93,001	2,491,505
Oppenheimer Main Street Select	12,404	437,623
American Century Inflation-Adjusted Bond	2,104	24,388
Putnam Income Fund	166,572	1,199,321
Hartford Small Cap Growth Fund	5,832	291,994

*Common Stock, Independent Bank Group, Inc.	9,912	387,164

Total investments		$16,780,062

* Represents a party-in-interest.
** Reported at contract value.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Independent Bank 401(k) Profit Sharing Plan

Date: June 29, 2015	By: Independent Bank, as Plan Administrator

By: /s/ Jan Webb
Jan Webb
Executive Vice President and Secretary

Exhibit Index

Exhibit Number        Exhibit
23.1            Consent of Independent Registered Public Accounting Firm - McGladrey LLP
23.2            Consent of Independent Registered Public Accounting Firm - Hein & Associates LLP